Exhibit 99.157

DeFi Technologies Begins Staking Blocto Tokens - Continues the Expansion of its Infrastructure & Governance Business

TORONTO, Nov. 22, 2021 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (NEO: DEFI) (GR: RMJR) (OTC: DEFTF), a technology company bridging the gap between traditional capital markets and decentralized finance, announced that it has begun staking the DeFi Technologies'
Blocto tokens ("BLT") to continue with the launch of its DeFi Infrastructure & Governance business across various blockchains. Blocto, a portfolio company of

DeFi Technologies through its DeFi Ventures business, is a blockchain wallet hub that allows users to conveniently and securely access blockchains, use DApps, send and receive their crypto and digital assets. BLT, the utility and governance token of Blocto, serves as the foundation of the ecosystem and the interconnective link between the wallet, Blocto-made products, and their users.

Through Blocto, users can easily manage assets and NFTs across several chains, interact with several blockchains without holding the native tokens, and have a more seamless and customizable user experience with seedless key management.

Holding BLT will provide DeFi Technologies the opportunity to participate in the decision-making regarding the development and marketing of Blocto products, such as the Blocto features to be implemented and the blockchains to be integrated with Blocto products. This ensures that the BLT DeFi Technologies holds will empower the most active users/developers to shape the future direction of Blocto.

Russell Starr, CEO of DeFi Technologies comments, "We are extremely excited about the continued expansion and growth of the DeFi Infrastructure & Governance business. This is yet another exciting business for DeFi Technologies. Along with our other business lines, DeFi Technologies remains one of the most innovative companies in the crypto and DeFi ecosystem."

The DeFi Infrastructure & Governance business line seeks to actively participate in decentralized blockchain networks by running nodes that contribute to network security and stability, governance, transaction validation and overall decentralization. In doing so, DeFi Infrastructure & Governance strengthens the DeFi Technologies' overall commitment to growing the DeFi ecosystem by supporting innovative projects and the new financial infrastructure which powers them.

Learn more about DeFi Technologies at defi.tech

About Blocto

Blocto is an All-in-one cross-chain smart contract wallet with a seamless unified experience in one all-encompassing platform: Dev-friendly SDK, built-in DEX BloctoSwap, and non-custodial NFT marketplace BloctoBay. The token, BLT, which is the utility and governance token of Blocto, which serves as the foundation to the ecosystem and the interconnective link between the wallet, Blocto made products, and their users.

About DeFi Technologies

DeFi Technologies Inc. is a technology company bridging the gap between traditional capital markets and decentralised finance. Our mission is to expand investor access to industry-leading decentralised technologies which we believe lie at the heart of the future of finance. On behalf of our shareholders and investors, we identify opportunities and areas of innovation, and build and invest in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. For more information or to subscribe to receive company updates and financial information, visit https://defi.tech/.

Cautionary note regarding forward-looking information:

This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements with respect to staking of BLT held by DeFi Technologies; the development of the DeFi Infrastructure & Governance business line; the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to demand for staking of BLT; the growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE NEO STOCK EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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For further information: Investor Relations: Dave Gentry, RedChip Companies Inc., 1-800-RED-CHIP (733-2447), 407-491-4498, Dave@redchip.com; Public Relations: Marie Knowles, MFK Publicity, marie@mfkpublicity.co

CO: DeFi Technologies, Inc. CNW 07:30e 22-NOV-21